Exhibit 23.2

CONSENT OF INDEPENDENT VALUATION FIRM

We consent to the inclusion in the Annual Report on Form 10-K of Patriot Scientific Corporation for the year ended May 31, 2008 of references to our Valuation Report relating to the estimation of fair value of certain auction rate securities held by the Company as of May 31, 2008 and to references to our firm’s name therein.

Houlihan Smith & Company Inc.
Chicago, Illinois
July 24, 2008